October 5, 2012

Via EDGAR and Federal Express

Duc Dang Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:	Winthrop Realty Trust Registration Statement on Form S-3 Filed September 14, 2012 File No. 333-183927

Dear Mr. Dang,

Set forth below is the response on behalf of Winthrop Realty Trust (“Winthrop”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated September 27, 2012 (the “Comment Letter”), concerning the referenced Registration Statement on Form S-3 (File No. 333-183927) filed with the Commission on September 14, 2012.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, Winthrop.

We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Registration Statement on Form S-3, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Incorporation of Certain Documents by Reference, page 48

1.
It appears you have not incorporated future filings made prior to the effective date of your registration statement. To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

Response:  We have revised the disclosure as requested.

Signatures, Page II-5

2.	Please revise to identify the principal accounting officer.

Response:   We have revised the  signature page, as requested, to indicate that Winthrop’s principal financial officer is also its principal accounting officer

The acknowledgements described in the Comment Letter are contained in the request for acceleration that Winthrop has filed concurrently herewith.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (212) 940-8877.

Sincerely,

/s/ Mark I. Fisher
Mark I. Fisher

Enclosures

cc:           Michael L. Ashner
David J. Heymann, Esq.